Exhibit 99.1

Granite REIT Provides Business Update Related to COVID-19 Pandemic

TORONTO--(BUSINESS WIRE)--April 15, 2020--Granite Real Estate Investment Trust (“Granite”) (TSX: GRT.UN / NYSE: GRP.U) today provided an update on its current liquidity position, and the impact of COVID-19 on operations.

COVID-19 virus and various containment measures are having a major impact on virtually all businesses and sectors globally, including real estate. Granite’s first priority is to ensure the safety of our employees and our tenants. Consequently, we have implemented appropriate procedures to ensure that we are conducting business in a safe and effective manner. All of our employees are working remotely from their homes, and we are working diligently with our service providers to remain operational through this pandemic.

As at April 14, 2020, Granite had total liquidity of approximately $740 million, including its fully undrawn $500 million operating facility. Granite’s liquidity is sufficient to meet payments related to current committed acquisitions, development and construction projects of approximately $210 million. Granite’s nearest debt maturity of $250 million occurs in July 2021 and Granite’s investment property portfolio of over $4.5 billion remains fully unencumbered.

With respect to Granite’s operations, the status of rent collection for April and requests for rent deferral as at April 14, 2020 is summarized below:

  95% of rent due in respect of April has been received. Granite is currently in discussions with those tenants in arrears.
  Requests for deferrals of rent have been received from 13 tenants for a weighted average period of 3.5 months and totaling approximately $6.5 million, representing approximately 2.3% of Granite’s total portfolio based on annualized rent(1). Discussions with tenants continue on a case-by-case basis and no deferrals have been granted to date.

Consistent with Granite’s usual practice, an update on operational and strategic targets for 2020 will be provided in Granite’s Management’s Discussion and Analysis (MD&A) for the first quarter of 2020, expected to be released on May 13, 2020, and on Granite’s earnings call scheduled for May 14, 2020.

(1) Annualized rent represents rental revenue, excluding tenant recoveries, for the month of March 2020, recognized in accordance with IFRS, multiplied by 12 months.

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of industrial, warehouse and logistics properties in North America and Europe. Granite owns over 90 investment properties representing approximately 40 million square feet of leasable area.

OTHER INFORMATION

Copies of financial data and other publicly filed documents about Granite are available through the internet on the Canadian Securities Administrators’ Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov. For further information, please see our website at www.granitereit.com or contact Teresa Neto, Chief Financial Officer, at 647-925-7560 or Andrea Sanelli, Manager, Legal & Investor Services, at 647-925-7504.

FORWARD LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, Granite’s expected ability to meet committed costs related to acquisitions, development, construction and debt repayment, and Granite’s plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance, expectations, or foresight or the assumptions underlying any of the foregoing. Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek”, “objective” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of performance or results and will not necessarily be accurate indications of whether or the times at or by which such performance or results will be achieved, Granite’s expected ability to meet committed costs related to acquisitions, development, construction and debt repayment, the potential for the COVID-19 pandemic, and government measures to contain it, to further affect Granite’s operations, or other events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such impact of the acquisition or other events or performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of its perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risks set forth in the annual information form of Granite Real Estate Investment Trust and Granite REIT Inc. dated March 4, 2020 (the “Annual Information Form”). The “Risk Factors” section of the Annual Information Form also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.

Contacts

Teresa Neto, Chief Financial Officer
647-925-7560
or
Andrea Sanelli, Manager, Legal & Investor Services
647-925-7504